Exhibit 4.15

Date : 14 October 2021

Our Ref : LOO/240/21/#35-61

To :

TIGER BROKERS (SINGAPORE) PTE. LTD.

(Company Registration No. 201810449W) 50 Raffles Place #29-04

Singapore Land Tower Singapore 048623

Attn : Ms Wu Wei (Director)

Dear Sirs

Letter of Offer :

Unit known as #35-61, Office Tower 2

One Raffles Place, Singapore 048616 (the “Building”)

We, OUB Centre Limited (“we”, “us” or the “Landlord”) are pleased to offer you, whose particulars are more particularly described in Schedule 1 (“you” or the “Tenant”), a lease of the Premises as defined below (hereinafter called the “Lease”) on the following principal terms and conditions:

1.
PREMISES AND FLOOR AREA

1.1
The premises as described in Schedule 1 (the “Premises”) with a floor area of the Premises (the “Floor Area”) as specified in Schedule 1.

1.2
The Floor Area is binding on the parties for purposes of computation of Rent, Service Charge, and the Security Deposit payable as well as the computation of any other sum which is based on the Floor Area.

1.3
The unit number(s), boundaries and configuration of the Premises as described in this Letter of Offer are final.

2.
LEASE TERM AND OPTION TO RENEW

2.1
The term of the Lease (the “Term”) shall be as specified in Schedule 1.

2.2
We shall grant you an option to renew the Lease for a further term as specified in Schedule 1 (the “Renewal Term”) in accordance with the provisions of the Lease Agreement (as defined in Clause 11).

3.
RENT & SERVICE CHARGE

3.1
Subject to the provisions of this Clause, you shall pay during the Term the rent (“Rent”) and the service charge (“Service Charge”) as specified in Schedule 1 which are calculated at the respective rates as specified in Schedule 1.

3.2
The Service Charge is payable in addition to the Rent and is subject to revision by the Landlord from time to time in accordance with the terms of the Lease Agreement.

3.3
The Rent and Service Charge (collectively the “Gross Rent”) and the goods and services tax (“GST”) payable thereon are payable monthly in advance on the first day of each and every calendar month during the Term from the commencement date of the Term.

Provided that the Gross Rent (or a proportionate apportionment thereof if the commencement date falls on a day other than the first day of a month) payable for the period from the commencement date of the Term until the end of the first complete calendar month of the Term shall be paid by you on or before the date of commencement of the Term.

3.4
The Gross Rent and GST thereon shall be paid by GIRO to our bank account (A/C No. 9496- 001-010-256-542-2) at Standard Chartered Bank or such other account as may be notified by us in writing.

4.
TAXES

You shall be liable for all taxes, duties, assessments or imposition (except our corporate income tax) including, but not limited to any GST, value added tax or such other consumption tax, by whatever name called which may be leviable or levied or imposed under any statutory provision or enactment on or in respect of the Rent, Service Charge and all other monies due and payable under this Letter of Offer and the Lease Agreement during the Term irrespective of whether such taxes or impositions are levied or imposed during the Term or retrospectively after expiry or sooner determination of the Term so long as levied or imposed in connection with any period during the Term or any period of holding over by you.

5.
SECURITY DEPOSIT

5.1
You shall pay a deposit (the “Deposit”) being the amount as set out in Schedule 1 which amount is subject to adjustment upon review of the Service Charge, as security for the performance of the terms of this Letter of Offer (including the terms of the Lease Agreement). The Deposit shall be payable in cash upon your acceptance of this Letter of Offer.

As one of the factors for determination of the amount of the Deposit payable under this Letter of Offer is that the amount of the Tenant’s paid up capital is at least $500,000.00, the Tenant shall not carry out any capital reduction exercise after the date thereof without the prior written consent of the Landlord, which consent may be subject to conditions including the requirement for additional security to be furnished.

5.2
If you:

(a)
withdraw or cancel or attempt to withdraw or cancel your acceptance of this offer; or

(b)
fail to comply with any of the terms and conditions of this Letter of Offer and/or the Lease Agreement; or

(c)
become insolvent, or are unable to pay your debts when they fall due or any step or petition is taken by any person including your members for your winding up dissolution or bankruptcy or a judicial manager and/or receiver is appointed in respect of any of your properties or assets or distress or execution is enforced against any part of your assets; or

(d)
fail to execute and return the Lease Agreement to us in accordance with the provisions of this Letter of Offer,

we may, without prejudice to any other rights or remedies, immediately cancel the agreement constituted by your acceptance of this Letter of Offer and at our option, beneficially retain for our own benefit the Deposit in lieu of all damages, costs, and loss of rent suffered by us, or apply the Deposit towards payment of all damages, costs, and loss of rent suffered by us and you shall indemnify us for all direct and indirect losses and all costs incurred by us including legal costs on an indemnity basis due to the breach by you of the terms and conditions of this Letter of Offer and/or Lease Agreement and/or arising as a result of such cancellation.

5.3
Upon commencement of the Term of the Lease and subject to the execution of the Lease Agreement by both parties and subject to you not being in breach of any of the terms of this Letter of Offer, the Deposit shall be applied towards payment of the deposit required to be paid by you under the Lease Agreement.

6.
SPECIFICATIONS OF PREMISES

6.1
Subject to your execution of the Lease Agreement pursuant to this Letter of Offer, we will make available the Premises to you on the FOP Start Date (referred to in Clause 7.1 below)on an “as is where is” fitted condition. You shall be deemed to be satisfied with the state and condition of the Premises and the Landlord shall not be liable in any way to repair or rectify any damage or defects in the fixtures, fittings, furniture, moveable and/or loose items and IT equipment in the Premises. Further, we do not warrant the working condition of the said fixtures and fittings including the auxillary air conditioning unit and its accessories (if any) left behind by the outgoing tenant. You shall satisfy yourself that the same are in condition satisfactory to you and meet your operational requirements and that any alteration or addition works to the Premises have been carried out with the necessary approvals from the relevant authorities and if necessary, to engage your own Mechanical and Electrical contractors and/or Qualified Person(s) to verify the matters herein. If any rectification works are to be carried out, the same shall be carried out at your own costs and expense. You shall submit to us for our inspection and/or approval the drawings such as electrical and/or ACMV drawings as may be required by us.

6.2
Any failure on your part to take possession of the Premises by the FOP Start Date or at all, shall not affect your obligations under the agreement constituted by your acceptance of this Letter of Offer, nor affect the FOP Start Date or the Term.

6.3
Without prejudice to any other provisions of this Letter of Offer, for so long as full payment of the sums payable by the Tenant under this Letter of Offer is not received from the Tenant in breach of the provisions of this Letter of Offer, the Tenant shall not be entitled to take possession of the Premises but the Fitting Out Period (if any) and the Term shall nevertheless commence on their respective commencement dates.

7.
FITTING OUT PERIOD

7.1
Subject to the provisions of this clause and the terms of the Lease Agreement, we will grant you a non-exclusive licence to access the Premises during the period as specified in Schedule 1 (the “Fitting Out Period”) commencing on the FOP Start Date as specified in Schedule 1 or the date you take possession of the Premises, whichever is the earlier, (such earlier date, the “FOP Start Date”) to carry out the Tenant’s Works (as defined below).

7.2
No Rent or Service Charge is payable by you during the Fitting Out Period (whether or not you commence business operations during the Fitting Out Period) if you thereafter complete the full Term and comply with all the terms and conditions of this Letter of Offer and the Lease Agreement. You shall be bound by all your other obligations under this Letter of Offer and the Lease Agreement during the Fitting Out Period as though the Term has commenced.

Provided That if the Term is prematurely terminated by the Tenant after the Fitting Out Period for any reason whatsoever or this Lease is determined by the Landlord in consequence of the Tenant’s breach of any term of the Lease, then in addition to and without prejudice to any other rights or remedies of the Landlord, the Tenant shall compensate and pay to the Landlord on demand for the grant of the Fitting Out Period, an amount equivalent to the Rent and Service Charge at the rate payable hereunder for a period equivalent to the duration of the Fitting Out Period, as if the Fitting Out Period had constituted part of the Term.

7.3
In the conduct of your fitting out works (which expression shall include initial renovations as well as any works to be done from time to time during the Term as defined in the Lease Agreement) (“Tenant’s Works”), you shall comply, at your own cost and expense, with the provisions of the Lease Agreement, all requirement of law and the relevant authorities and our requirements (including those set out in our Fitting Out Guidelines, a copy of which may be obtained from us or our representatives prior to or on the commencement of the Fitting Out Period). Without affecting the generality of the foregoing, all Tenant’s Works shall be carried out in accordance with the plans prepared by you and approved by us and/or our consultants. The plans shall conform with all requirements of the competent authorities whose written approval (where necessary) must first be obtained. You shall pay all costs and expenses in respect thereof.

7.4
Prior to the commencement of the Tenant’s Works, you shall:

(a)
comply with the fitting out insurance requirements in accordance with the provisions of the Lease Agreement and/or the Fitting Out Guidelines; and

(b)
pay us a fitting out deposit as specified in the Fitting Out Guidelines.

The fitting out deposit or the balance thereof (after proper deductions, if any, in accordance with the Lease Agreement) shall be refunded to you without interest within the time prescribed in the Lease Agreement.

7.5
Without prejudice to the requirements as set out in the Landlord’s Fitting Out Guidelines, the Tenant shall provide to the Landlord such as-built plans, drawings, information relating to the Tenant’s fitting out and layout of the Premises including the location of the fittings and fixtures in or at the Premises as may be requested by the Landlord from time to time.

8.
PERMITTED USE OF THE PREMISES

8.1
You shall use the Premises only for the purpose as described in Schedule 1.

8.2
You shall be responsible at your cost for obtaining prior to commencement of business operations at the Premises, and maintaining and complying during the Term with all necessary licenses, permits, registration and approvals required by law for your use of the Premises and for all aspects of your operations at the Premises. You shall forward to us copies of the requisite licence permit and/or approval upon our request for the same.

9.
REDEVELOPMENT CLAUSE

If the Landlord wishes to:-

(a)
redevelop, retrofit, refurbish, improve, renovate, upgrade or alter in any way whatsoever and prescribe, control and change the use, construction, size, configuration of or access to or any other aspect of any part or parts of the Building; or

(b)
deal with other property belonging to the Landlord adjoining or near the Building; or

(c)
alter, place or erect structures within or adjoining the Building, in such manner as the Landlord shall think fit,

the Landlord may:-

(i)
do so at its absolute discretion and without the same constituting an actual or constructive eviction of the Tenant from the Premises and without incurring any liability whatsoever to the Tenant therefor as long as reasonable means of access to and egress from the Premises are afforded (even if such access may be temporarily restricted) and essential services are maintained without prejudice however to the rights of the Landlord under any other provision of this Lease; or

(ii)
terminate the Lease without compensation by giving to the Tenant at least six (6) months’ prior written notice of such intention. Upon the expiry of such notice, the Term shall absolutely cease and determine and the Tenant shall deliver vacant possession of the Premises to the Landlord in accordance with the provisions of the Lease Agreement without compensation from or any claim whatsoever against the Landlord but without prejudice to any right of action of the Landlord in respect of any antecedent breach of the Lease Agreement by the Tenant.

10.
OTHER CONDITIONS

10.1
Utilities: You shall bear all charges for utilities and for telecommunications supplied to the Premises and shall only use such electricity retailer as is designated by the Landlord from time to time and shall comply with the provisions of the Lease Agreement relating to utilities supply to the Premises. In the event that, during the Term, we decide, at our sole discretion, to purchase in bulk, electricity for the entire Building from a retail electricity supplier for consumption by ourselves and the occupants in the Building or to change the retail electricity supplier:

(a)
we will notify you and you shall accept our choice of retail electricity supplier and, if required by us, to join us in our application to the relevant authorities for such purchase; and

(b)
you shall enter into an electricity supply agreement with us or such other party or parties as we may determine on terms prescribed by us and you shall pay us a deposit equivalent to two (2) times of the estimated monthly sum projected by us to be payable by you for the consumption of utilities at the Premises.

10.2
Electrical And Air Conditioning Installations: All costs relating to the installation and upgrading of electrical wiring, conduits, distribution boards for any additional power points, light fittings etc. (if any) are to be borne by you. You shall arrange for the installation and testing of all meters, equipment and/or appliances at your cost.

10.3
Carpark lots:

(a)
You will be allocated the number of parking lot(s) as prescribed in Schedule 1 (if applicable) (the “Allotted Lot(s)”) at the prevailing charges from time to time. The allocation of carpark lots shall be subject to the Landlord’s then prevailing policy on carpark allocation and the charges and allocation of carpark lots shall be subject to our and/or the Management Corporation’s (if it is formed) periodic review.

(b)
The Allotted Lot(s) shall be available for your subscription in writing during the period commencing from the date of your acceptance of this Letter of Offer and expiring on the date falling one (1) month from the date of commencement of the Term (the “Subscription Period”) in accordance with the Landlord’s prevailing procedures on subscription of season parking lots. For the avoidance of doubt, in the event that you do not subscribe for the Allotted Lot(s) or any of them during the Subscription Period, the allocation of such Allotted Lot(s) to you shall lapse and in the event that you indicate in writing to the Landlord that you require the use of such Allotted Lot(s) after the Subscription Period, the allocation of such Allotted Lot(s) to you shall be subject to availability.

(c)
In the event that you require any lot(s) in addition to the Allotted Lot(s) (the “Additional Lot(s)”), the allocation of such Additional Lot(s) shall be subject to availability and if available, shall be allocated on a temporary basis on a month-to- month basis. In this connection, we shall be entitled to terminate the allocation of such Additional Lot(s) by giving you one (1) month’s notice.

(d)
For the avoidance of doubt, if the Allotted Lot(s) is a temporary lot(s), it shall be allocated to you on a month-to-month basis and the Landlord shall be entitled to terminate the allocation of the temporary lot(s) by giving one (1) month’s notice to you.

10.4
Reinstatement: Upon expiry or sooner determination of the Term, you shall reinstate the Premises to a bare state in good clean and tenantable condition (fair wear and tear excepted) in accordance with the provisions of the Lease Agreement.

10.5
Paid up capital: You shall maintain a minimum paid-up capital of no less than $500,000.00 (or its equivalent) throughout the Term (applicable to tenants which are corporations), unless the Deposit paid hereunder is equivalent to six (6) months’ Gross Rent.

10.6
(a)
The Tenant shall complete and return the Tenant’s Contact Details Form to the Landlord together with its acceptance of this Letter of Offer. In this connection, the Tenant represents and confirms that the Landlord may liaise with the relevant contact persons and key personnel of the Tenant as listed in the completed Tenant’s Contact Details Form and all notices served by the Landlord to the address or electronic mail address (as the case may be) as listed in the completed Tenant’s Contact Details Form shall be deemed to have been duly served on the Tenant. If there is any change to the details set out in the completed Tenant’s Contact Details Form, the Tenant shall give the Landlord notice in writing (such notice to be in the form of a letter printed on the Tenant’s letterhead) at the Landlord’s address set out in this letter or such other address as may be notified to the Tenant.

(b)
The Tenant shall complete and furnish the Landlord with such forms in connection with Anti Money Laundering / Countering the Financing of Terrorism as the Landlord may require from time to time together with all required supporting documents (“KYC Documents”) within such time as the Landlord may in its sole discretion prescribe.

(c)
In respect of any personal data (collectively “Data”) provided to the Landlord by the Tenant, the Tenant represents and warrants that it has obtained all applicable consents from the relevant individuals for the collection, processing, use and disclosure of such Data by the Landlord for the purposes of carrying out its obligations or exercising its rights under this Letter of Offer and/or the Lease of the Premises, and/or complying with all applicable laws and regulations. If the Tenant is an individual, the Tenant consents to the Landlord collecting, processing, using and disclosing such Data for the aforesaid purposes.

(d)
Where the Landlord has made a request pursuant to Clause 10.6(b) above, and the Tenant does not return the duly completed KYC Documents by the period prescribed by the Landlord or if the KYC Documents are not satisfactory to the Landlord, the Landlord shall be entitled to revoke this Letter Of Offer or if the Tenant has accepted the same, the Landlord may unilaterally cancel the agreement for lease so constituted, without prejudice to any other rights and remedies of the Landlord including but not limited to the Landlord’s right to recover from the Tenant, the Landlord’s costs and expenses incurred in the preparation and completion of this Lease (and if applicable, the Lease Agreement).

10.7
Sharing of Premises: Subject to the Landlord’s prior written consent (such consent not to be unreasonably withheld), you may share the Premises with a related corporation as defined under Section 6 of the Companies Act (Cap. 50) and satisfactory evidence of such relationship shall be provided to the Landlord. Provided Always that the Landlord shall not object to you sharing the Premises with Tiger Markets Pte Ltd (“Tiger Markets”). Our consent for the sharing of the Premises shall cease when the business relation between the Tenant and Tiger Markets is terminated for any reason whatsoever. You and Tiger Markets shall sign and return the enclosed letter of confirmation regarding the sharing of the Premises with Tiger Markets together with the execution of the Lease Agreement referred to in Clause 17.

11.
GRANT AND EXECUTION OF THE LEASE AGREEMENT

11.1
You shall execute the Lease Agreement (in duplicate) (the “Lease Agreement”) prepared by the Landlord’s solicitors in the Landlord’s prescribed form (attached to this Letter as Attachment 2) (the “Specimen Lease Agreement”), incorporating (a) the relevant terms and conditions of this Letter of Offer; (b) any additional provisions or amendments (which are currently not in the Specimen Lease Agreement but which may be adopted by the Landlord in respect of the specimen Lease Agreement being used by the Landlord at the time of the

Tenant’s execution of the Lease Agreement (provided that such additional provisions or amendments do not adversely affect the commercial terms and conditions set out in this Letter of Offer)); and (c) any other deletions, additions and amendments as agreed to between the Landlord and you, within fourteen (14) days of receipt of the same from the Landlord or the Landlord’s solicitors.

11.2
Pending the execution and completion of the Lease Agreement, the following shall apply notwithstanding that the Lease Agreement has not yet been executed or completed:

(a)
all terms and conditions, covenants and provisions of the Specimen Lease Agreement (with such amendments as may be required to reflect the terms of this Letter of Offer), shall form part of the terms of this Letter of Offer in so far as they are applicable in the context, as though the terms of the Specimen Lease Agreement (as so amended) have been expressly incorporated into this Letter of Offer;

(b)
upon the delivery of possession of the Premises to the Tenant, all terms and conditions, covenants and provisions of the Specimen Lease Agreement and all rights, liabilities and remedies thereunder that may arise prior to the commencement of the Term shall apply and be binding on the parties hereto with effect from the times specified in the Specimen Lease Agreement notwithstanding that the Term has not yet commenced; and

(c)
with effect from the commencement of the Term, the Tenant shall be bound to perform all its obligations and make payments of all monies as and when due under the Specimen Lease Agreement and the Landlord shall be entitled to all remedies by distress action or otherwise for recovering any monies due from the Tenant or for breach of any obligation on the part of the Tenant to be performed thereunder as if the Lease has been granted.

12.
LEGAL COSTS/STAMP FEES

12.1
All our out–of-pocket expenses, disbursements and legal fees incurred by us in connection with the preparation of this Letter of Offer and the Lease Agreement and all stamp duty thereon shall be borne by you, whether or not the Lease is proceeded with. You shall pay the legal fees and disbursements (together with GST thereon) incurred by us in connection with the preparation of this Letter of Offer and the Lease Agreement upon your execution of the Lease Agreement or upon written demand from the Landlord with production of relevant invoice(s) (whichever is earlier).

12.2
You shall pay all stamp duty payable on this Letter of Offer (including adjudication fee, if applicable), in cash upon your acceptance of this Letter of Offer. The estimated stamp duty is set out in Schedule 1.

12.3
In the event that any additional stamp duty is payable for any reason whatsoever, you shall pay the additional stamp duty within three (3) business days of receipt of the Landlord’s written notification of the same to enable the Landlord to stamp the necessary documents within the time period prescribed by the relevant authority. Any penalties imposed by the Stamp Office for late stamping as a result of your delay in payment of stamp duty shall be borne by you and shall be payable on the Landlord’s demand.

12.4
You shall also be responsible for all legal costs and expenses on a full indemnity basis which may be incurred by the Landlord in connection with the enforcement of the terms in this Letter of Offer, and/or the Lease Agreement or any claims or proceedings by the Landlord against you arising under or pursuant to this Letter of Offer and/or the Lease Agreement.

13.
NON-MERGER

Notwithstanding the execution of the Lease Agreement by the Landlord and you, the provisions of this Letter of Offer will remain in full force and effect so far as the same are not fulfilled and/or observed and the provisions of this Letter of Offer will not merge with the Lease Agreement.

14.
ENTIRE AGREEMENT

This Letter of Offer (including its attachments), and the Lease Agreement (with such amendments as may be required to reflect the terms of this Letter of Offer unless varied by written agreement between parties) constitutes the entire agreement of the parties with respect to its subject matter, and the Tenant acknowledges and confirms that it has not relied on any undertaking, warranty or representation made by or on behalf of the Landlord, oral or written, other than as expressly set out in this Letter of Offer. The parties expressly agree and declare that no further or other covenants, agreements, provisions or terms shall be deemed to be implied herein.

15.
CONFIDENTIALITY

You shall not disclose to any third party any information in respect of or arising from or in connection with any terms, conditions or provisions of the Lease of the Premises, whether contained in this Letter of Offer or the Lease Agreement or in any separate document or in any previous or subsequent correspondence or otherwise, unless such disclosure is required by law or with our prior written consent.

16.
GENERAL PROVISIONS

16.1
You shall not lodge any caveat in respect of any of your rights, title, benefits or interests under this Letter of Offer and/or the Lease Agreement.

16.2
This offer is personal to you and you shall not assign, charge, mortgage, sublet or otherwise part with or encumber any of your rights, titles, benefits or interests under this Letter of Offer and/or the Lease Agreement.

16.3
The name of the Building shall be subject to change at the Landlord’s discretion.

16.4
The Landlord shall be entitled to novate or assign all its rights and interest in, under or arising out of this Letter of Offer. Where the Landlord novates or assigns its rights and interest in, under or arising out of this Letter of Offer (including the transfer of any payments made by the Tenant under this Letter of Offer), the Tenant shall be deemed to have consented to such novation or assignment and shall accept any assignee of the Landlord as its new landlord and shall release the Landlord from all its obligations under the provisions of this Letter of Offer (subject to the transfer of such obligations to the assignee).

16.5
This Letter of Offer shall be construed and governed by the laws of Singapore and the parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of Singapore.

16.6
A person who is not a party to this Letter of Offer has no right under the Contracts (Rights of Third Parties) Act (Cap 53B) to enforce any term of this Letter of Offer.

16.7
A reference to an Act of Parliament refers to that Act as it applies at the date of this Letter of Offer and any later amendment or re-enactment of it.

16.8
A reference to a right or obligation of any two or more persons confers that right or imposes that obligation, on each of them individually and both (or all) of them together.

17.
ACCEPTANCE OF OFFER

By acceptance of this Letter of Offer, a binding agreement to lease shall have been entered into between the Landlord and you for the lease of the Premises on the terms set out herein and you shall be deemed to have read and agreed to the terms of the Specimen Lease Agreement (subject to such amendments as may be required to reflect the terms of this Letter of Offer).

To accept the lease offer set out in this Letter of Offer, please let us have the following:-

(a)
both the original and duplicate copies of this Letter of Offer with the Acceptance portion duly completed and signed;

(b)
a cheque for $321,008.67 made payable to “OUB CENTRE LIMITED” for payment of the Deposit OR evidence of the electronic transfer of the Deposit to the Landlord’s account. The details of the Landlord’s bank account are as follows:

A/c Name : OUB Centre Limited

Bank Name : Standard Chartered Bank (Singapore) Limited

Bank Branch : Battery Road

Bank Address : 6 Battery Road, Singapore 049909

Bank Code : 9496

Branch Code : 001

Swift Code : SCBLSG22

Account No. : 010-256-542-2 (SGD)

(c)
a cheque for $18,864.00 made payable to “COMMISSIONER OF STAMP DUTIES” for payment of the stamp duty on this Letter of Offer OR evidence of the electronic transfer of the said stamp fee to the Landlord’s account. The details of the Landlord’s bank account are as follows:

A/c Name : OUB Centre Limited

Bank Name : Standard Chartered Bank (Singapore) Limited

Bank Branch : Battery Road

Bank Address : 6 Battery Road, Singapore 049909

Bank Code : 9496

Branch Code : 001
Swift Code : SCBLSG22
Account No. : 010-256-542-2 (SGD)

This offer shall lapse if it is not accepted by the time and date specified in Schedule 1, in the above manner unless an extension of time has been requested by you and agreed by us in writing.

Yours faithfully

/s/ Ng Lay Pheng (Ms)

General Manager

For OUB CENTRE LIMITED (Co. Regn No. 198002010D)

To: OUB Centre Limited

1 Raffles Place,

#08-00 One Raffles Place Singapore 048616

Attn: Ms Ng Lay Pheng

ACCEPTANCE OF OFFER OF LEASE

I/We, TIGER BROKERS (SINGAPORE) PTE. LTD. (Company/Business Registration No. 201810449W), hereby unconditionally accept the Landlord’s offer of the Lease of 1 Raffles Place #35- 61 One Raffles Place Tower 2 Singapore 048616 on the above stated terms and conditions and in accordance with clause 17 of this Letter of Offer, enclose:

(a)
both the original and duplicate copies of this Letter of Offer with the Acceptance portion duly signed;

(b)
a cheque for $321,008.67 issued in favour of “OUB CENTRE LIMITED” (cheque no:) for payment of the Deposit OR evidence of the electronic transfer of the Deposit to the Landlord’s account; and

(c)
a cheque for $18,864.00 issued in favour of “COMMISSIONER OF STAMP DUTIES” (cheque no: ) for payment of the stamp duty on this Letter of Offer OR evidence of the electronic transfer of the said stamp fee to the Landlord’s account.

Date: 1 NOV 2021

/s/ Eng Thiam Choon

Authorised signatory for and on behalf of the Tenant

Name: Eng Thiam Choon

Designation: CEO

Rubber Stamp: TIGER BROKERS (SINGAPORE) PTE. LTD.

SCHEDULE 1

THE PARTICULARS

The Tenant	Name of Tenant:	TIGER BROKERS (SINGAPORE) PTE. LTD.
	Company Registration No:	201810449W
	Registered Address:	50 Raffles Place #29-04 Singapore Land Tower Singapore 048623
Clause 1.1	Premises	All that premises in Tower 2 of the Building known as #35-61 as shown and edged in red on the annexed plan annexed as Attachment 1.
Clause 1.1	Floor Area	9,709 square feet
Clause 2.1	Term	Five (5) years from 1 July 2022 to 30 June 2027, both dates inclusive.
Clause 2.2	Renewal Term	Three (3) years
Clause 3.1	Rent

(1)
$87,381.00 per month, calculated at the rate of $9.00 per square foot per month for the period 1 July 2022 to 30 June 2025; and
(2)
$90,293.70 per month, calculated at the rate of $9.30 per square foot per month for the period 1 July 2025 to 30 June 2027,

Plus GST at the prevailing rate.

	Service Charge	$9,709.00 per month, calculated at the rate of $1.00 per square foot per month Plus GST at the prevailing rate.
Clause 5.1	Deposit	$321,008.67 or such other sum that is equivalent to three (3) months’ Gross Rent inclusive of the GST component as if GST is chargeable thereon.

Clause 7.1	Fitting Out Period	Four (4) month(s) commencing from the FOP Start Date.
	FOP Start Date	1 March 2022
Clause 8.1	Permitted Use of Premises	As an office for the business of the Tenant
Clause 10.3(a)	Allocated Lot(s)	Two (2) allocated lots and one (1) temporary lot
Clause 12.2	Estimated Stamp Duty	$18,864.00
Clause 17	Offer will lapse on	20 October 2021 at 5 p.m.

Attachment 1

FLOOR PLAN OF PREMISES

Attachment 2

SPECIMEN LEASE AGREEMENT